SECURITIES 04017687 ...SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35381

MAIL PROCESSING RECEIVED FEB 27 2004 WASH. D.C. 158 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BOSC, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
3045 South Harvard
(No. and Street)
Tulsa, OK 74114
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dawn Michelle Davidson **(918) 746-5729**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

3900 One Williams Center	**Tulsa**	**OK**	**74172**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dawn Michelle Davidson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BOSC, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public Oklahoma
OFFICIAL SEAL
LORENE WILSON
TULSA COUNTY
COMMISSION #02001934
Comm. Exp. 03-12-2006

Signature

Financial Operations Principal
Title

Notary Public

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Changes in Financial Condition.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital.
- ✓ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ✓ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

BOSC, Inc.

Year ended December 31, 2003
with Report and Supplementary Report of Independent Auditors

0308-0458911

BOSC, Inc.

Financial Statements
and Supplementary Information

Year ended December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
3900 One Williams Ctr. (74172)
P.O. Box 1529
Tulsa, Oklahoma 74101

Phone: (918) 560-3600
Fax: (918) 560-3691
www.ey.com

Report of Independent Auditors

Board of Directors
BOSC, Inc.

We have audited the accompanying statement of financial condition of BOSC, Inc. (the Company) as of December 31, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BOSC, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the financial statements, in 2003 the Company changed its method of accounting for stock-based compensation.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

Tulsa, Oklahoma
February 20, 2004

Liabilities and Stockholder's equity

Current liabilities:	
Accrued operating expenses	$ 4,429,706
Due to affiliate	3,275,539
Accounts payable – broker/dealer	3,894,718
Securities sold, not yet purchased	356,098
Total current liabilities	11,956,061
Stockholder's equity:	
Common stock, $10 par value – authorized and issued 2,500 shares	25,000
Additional paid-in capital	9,560,070
Retained earnings	1,825,315
Total Stockholder's equity	11,410,385
Total liabilities and Stockholder's equity	$23,366,446

See accompanying notes.

BOSC, Inc.

Statement of Income

Year ended December 31, 2003

Revenue:	
Trading gains and losses	$17,425,952
Brokerage fees and commissions	10,042,506
Public finance fees and commissions	5,444,975
Interest income	364,971
	33,278,404
Expenses:	
Interest	38,074
Personnel expense	20,331,474
Business promotion	1,033,163
Safekeeping expense	848,192
Data processing	510,394
Professional fees	122,883
Professional fees – investment banking	1,041,389
Administrative expense	335,005
Occupancy costs	194,348
Communication cost	28,343
Equipment	887,296
Depreciation and amortization	164,595
Amortization of intangible asset	197,412
Recruiting expenses	104,092
Miscellaneous, insurance and license expense	262,414
Loss recovery and other expenses	(725,758)
Affiliate allocated expenses	4,351,959
	29,725,275
Net income before income taxes	3,553,129
Income tax expense	1,403,156
Net income	$ 2,149,973

See accompanying notes.

BOSC, Inc.

Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance at December 31, 2002	$ 25,000	$8,361,949	$(324,658)	$ 8,062,291
Net income	–	–	2,149,973	2,149,973
Capital contributed by parent	–	1,000,000	–	1,000,000
Capital provided by stock based compensation	–	55,752	–	55,752
Tax benefit on exercise of stock options	–	142,369	–	142,369
Balance at December 31, 2003	$ 25,000	$9,560,070	$1,825,315	$11,410,385

See accompanying notes.

BOSC, Inc.

Statement of Cash Flows

Year Ended December 31, 2003

Operating activities	
Net income	$ 2,149,973
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	164,595
Amortization of intangibles	197,412
Tax benefit on exercise of stock options	142,369
Stock-based compensation	55,752
Loss recovery	(916,654)
(Increase) decrease in operating assets:	
Accounts receivable – broker/dealer	(4,773,239)
Commissions receivable – broker/dealer	404,319
Securities owned, net	2,304,334
Interest receivable	35,464
Prepaid expenses	46,251
Taxes receivable from affiliate	784,703
Deferred tax asset	(255,002)
Increase (decrease) in operating liabilities:	
Accounts payable – broker/dealer	1,130,543
Accrued operating expenses	2,596,242
Other liabilities	(175,500)
Due to affiliate	1,096,938
Net cash provided by operating activities	4,988,500
Investing activities	
Purchases of property, plant and equipment	(444,498)
Net cash used in investing activities	(444,498)
Financing activities	
Net decrease in borrowings from affiliate	(2,892,877)
BOKF capital infusion	1,000,000
Net cash used in financing activities	(1,892,877)
Net increase in cash and cash equivalents	2,651,125
Cash and cash equivalents at beginning of year	779,531
Cash and cash equivalents at end of year	$ 3,430,656
Cash paid for interest	$ 38,074
Cash paid for taxes	$ 256,488

See accompanying notes.

1. Summary of Significant Accounting Policies

Organization and Description of Business

BOSC, Inc. (BOSC) is a wholly owned subsidiary of BOK Financial Corporation (BOKF), a financial holding company. BOSC, Inc. is registered as a broker/dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 (the Act) and is a member of the National Association of Securities Dealers, Inc. (NASD). BOSC is also registered as a broker/dealer and regulated by all fifty states, and exercises authority under Section 4(k) of the Bank Holding Company Act.

BOSC is a full-service securities firm with expertise in public and municipal finance and private placements. It engages in retail and institutional securities sales and municipal underwriting. BOSC, as a general securities broker/dealer, offers mutual funds, unit investment trust, variable annuities, fixed income, equity securities, and financial advisory services through financial consultants in a network of branch offices located within affiliated banks in Oklahoma, Texas, Arkansas and New Mexico. As a bank affiliated broker/dealer, BOSC discloses to clients and potential clients its relationship with BOKF and that investments (1) are not insured by the Federal Deposit Insurance Corporation (FDIC), (2) are not deposits or other obligations of, and are not guaranteed by any bank or bank affiliate, and (3) are subject to risks, including possible loss of principal invested.

BOSC does not maintain custody of customer funds and securities. While BOSC is a fully clearing broker/dealer, it currently uses two clearing firms (clearing broker/dealer): Pershing, LLC, a wholly owned subsidiary of Bank of New York; and Bank of Oklahoma N.A., a subsidiary of BOKF, for custody of customer funds and securities. BOSC's retail securities transactions are executed and customer accounts are carried on a fully disclosed basis with Pershing. Fixed income trades for institutional customers are cleared through Bank of Oklahoma, N.A on a fully clearing basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent. Actual results could differ from those estimates.

1. Summary of Significant Accounting Policies (continued)

Cash Equivalents

BOSC considers all short-term, highly liquid investments with an original maturity when acquired of 90 days or less to be cash equivalents.

Statement of Changes in Subordinated Liabilities

The financial statements do not include a Statement of Changes in Liabilities Subordinated to the Claims of General Creditors as required under Rule 17a-5 of the Act, since no such liabilities existed at December 31, 2003 or during the year then ended.

Depreciation and Amortization

Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. Amortization of the intangible asset is computed on a straight-line basis over five years.

Accounts Receivable or Accounts Payable – Broker/Dealer

BOSC records securities transactions on the trade date. Accounts receivable from or payable to broker/dealer is recognized for these transactions pending settlement. These transactions may include sales of securities not yet owned by BOSC.

Commissions Receivable – Broker/Dealer

BOSC has receivables related to commissions earned from the sales of investment and insurance products. BOSC may provide a reserve for uncollectible accounts based on an aging analysis of those receivables. Amounts not collected after 90 days are generally written off.

Cash and Cash Equivalents, Customer Reserve Accounts

As required by Rule 15c3-3 of the Act, BOSC segregates assets into special customer reserve accounts.

1. Summary of Significant Accounting Policies (continued)

Intangible Assets

BOSC's intangible asset represents the value of certain customer relationships of key employees obtained from the acquisition of Leo Oppenheim & Co. in 1999. In accordance with Statements of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* (FAS 142), BOSC appropriately amortizes intangible assets with definite lines.

Notes Payable to Affiliate

BOSC has two revolving lines of credit with Bank of Oklahoma, N.A. of $30 million and $50 million, respectively. As of December 31, 2003, no amounts had been drawn on either line of credit. Any outstanding amounts under the $30 million line must be fully collateralized by qualifying securities. Any outstanding amounts under the $50 million line must be fully collateralized by U.S. Treasuries. For both lines, interest is based on the 30-day LIBOR rate plus 1.23% and is paid monthly.

Line of Credit

BOSC has an unlimited day loan line of credit with the Bank of New York bearing an interest rate of 1%. No amount was outstanding at December 31, 2003. Any outstanding amounts under this line are collateralized by securities underwritten and held by BOSC.

Securities Owned

The fair values of securities owned are based on quoted market prices or dealer quotes, when available.

Revenue Recognition

BOSC receives a percentage of commissions that the clearing broker/dealer charges the customers, as described in the clearing contract. The agreement requires BOSC to indemnify Pershing for uncollected amounts relating to customers introduced by BOSC. See Footnote 6, Guarantee of Indebtedness, for more information about the indemnification.

Fees and commissions earned for security trades are recorded on a trade-date basis.

1. Summary of Significant Accounting Policies (continued)

Commissions on sales of annuities and insurance products are recorded when the contracts are accepted by the insurance companies.

Fees include gains, losses, and underwriting fees, net of syndicate expenses, arising from securities in which BOSC acts as underwriter. These are recognized at the time the underwriting is complete and the income is reasonably determinable.

Income Taxes

BOSC is included in the consolidated income tax return filed by the parent, BOKF. Income taxes are allocated to BOSC on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from BOKF.

Notes Receivable – Employees

BOSC grants loans to certain employees as part of their compensation package. The loans are for periods up to five years and require annual payments of principal and interest. Interest is based on the prime rate. The annual principal and interest due may be forgiven if the employee meets predetermined performance criteria. The outstanding loan balances are reduced and compensation expense is recognized by an estimate of the amount of principal and interest that may be forgiven.

New Statements of Financial Accounting Standards

BOSC adopted Statement of Financial Accounting Standards No. 123 *Accounting for Stock-Based Compensation* in 2003. The retroactive restatement transition method was used. Options to acquire stock of BOKF are granted to BOSC's employees. The fair value of these options is determined by the Black-Scholes option pricing model and is charged to expense, net of deferred income taxes, over the vesting period. Income tax benefits realized that exceed the deferred tax asset are credited to additional paid-in-capital. Deferred tax assets related to stock options that are not recoverable are charged-off against additional paid-in-capital to the extent it had previously been credited for income tax benefits, then against income tax expense.

1. Summary of Significant Accounting Policies (continued)

The Company records its allocated share of BOKF's stock-based compensation. BOKF's compensation cost was $3,559,000 for the year ended December 31, 2003, of which the Company's allocated cost was $55,752. Adoption of the fair value method resulted in a reduction of retained earnings as of January 1, 2003 of $246,073 representing the cumulative stock option compensation expense allocated to BOSC by BOKF for the eight years ended December 31, 2002. As of December 31, 2002, the net effect upon shareholder's equity from stock-based compensation was an increase of $93,507 due primarily to recognition of deferred tax assets related to stock option expense.

2. Net Capital Requirements

BOSC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness, defined as total money liabilities of a broker/dealer arising in connection with any transaction subject to certain exclusions, to net capital, shall not exceed 15 to 1.

At December 31, 2003, BOSC's net capital position was as follows:

Net capital	$7,860,364
Net capital required	716,364
Excess capital	$7,144,000
Net capital ratio	137%

BOSC does not maintain custody of customer funds and securities. While it is a fully clearing broker/dealer, it uses two clearing firms for custody of customer funds and securities.

3. Security Deposits

Security deposits consist of cash on deposit with Pershing for the purpose of maintaining a fully disclosed clearing arrangement and good faith deposits for municipal issues.

4. Related Party Transactions

Due to affiliate primarily consists of amounts due Bank of Oklahoma, N.A. for reimbursement of BOSC operating expenses paid to third parties by Bank of Oklahoma, N.A. BOSC's performance is guaranteed by a pledge of cash collateral by BOKF.

In 2003, BOSC incurred $4,351,959 of general and administrative expenses allocated to BOSC by, and reimbursable to, Bank of Oklahoma, N.A.

5. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are recorded at market value and consist of the following at December 31, 2003:

	Owned	Sold, not yet purchased
Obligations of the U.S. Government or its agencies	$ 247,000	$ 173,663
State and municipal obligations	5,030,439	–
Other corporate obligations	19,825	182,435
	$ 5,297,264	$ 356,098

Securities sold, not yet purchased, represent obligations of BOSC to deliver the specified security at the contract price and thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in market risk, as BOSC's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

6. Guarantee of Indebtedness

BOSC is an introducing broker to Pershing, LLC for retail equity investment transactions. As such, it has indemnified Pershing, LLC against losses due to a customer's failure to settle a transaction or to repay a margin loan. Equity transactions are settled within three business days of trade date. Margin loans are due on demand. All unsettled transactions are collateralized by the security being purchased. Margin loans are secured as required by the Board of Governors of the Federal Reserve Regulation T, Credit by Brokers and

6. Guarantee of Indebtedness (continued)

Dealers. The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45), which provides accounting and disclosure requirements for certain guarantees. At December 31, 2003, the total amount of customer balances subject to indemnification was approximately $3,080,188. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. The fair value of the guarantee is not significant and no amount was recorded on BOSC's Statement of Financial Condition to reflect this contingent liability based on an assessment of probable loss.

7. Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of deferred income taxes principally relate to bond underwriting settlement costs, depreciation, amortization, and capital loss carryforward. The reconciliation of the income tax provision computed at the U.S. federal statutory tax rate to the effective income tax expense (benefit), for the year ended December 31, 2003 is as follows:

	Amount	Percent
Tax benefit at U.S. statutory rate	$1,243,595	35
State income tax, net of federal tax benefit	134,836	3
Tax exempt revenue	(41,162)	(1)
Meals and entertainment	39,989	1
Other	25,898	1
Total income tax expense	$1,403,156	39

7. Income Taxes (continued)

Significant components of the income tax provision for the year ended December 31, 2003 are as follows:

Current:	
Federal	$ 757,810
State	117,660
Total current	875,470
Deferred:	
Federal	474,782
State	52,904
Total deferred	527,686
Total income tax expense	$ 1,403,156

8. Employee Retirement Plans

BOSC employees participate in a BOKF defined benefit Pension Plan and a BOKF Thrift Plan, a defined contribution plan which incorporates certain retirement benefits. The pension plan is funded by employer contributions at a rate based upon base pay, years of service and employee age. Employees vest in the pension plan over five years, depending on date of hire. Benefits under this plan generally are based upon the employees' years of service and compensation during the years immediately preceding retirement. Since the assets contributed by the participating companies are not segregated or restricted to provide benefits for BOSC employees, the data available from the Plan's actuary is not sufficient to determine the accumulated benefit obligation nor the net assets attributable to BOSC. In the Thrift Plan, employer contributions match employee contributions of up to 5% of base pay, based on years of service. Employees vest in the employer contributions over five years of service and have a variety of investment options including BOKF common stock. BOSC incurred total expenses of approximately $1,068,000 for the pension and profit sharing plans for the year ended December 31, 2003.

9. Bond Underwriting Repurchase

During 2001, a holder of municipal bonds underwritten by BOSC in 1998 alleged the official statement pursuant to which the bonds were issued failed to properly disclose facts representing the bonds and requested BOSC repurchase the bonds held by the bondholder at their face amount. Management determined to offer to repurchase all of bonds issued in this underwriting which totaled $3,145,000 in face amount. A reserve of $1,600,000 was established based on management's best estimate of the net loss resulting from such an offer.

During 2003, BOSC sold all of the repurchased outstanding bonds for approximately $2.1 million less closing expenses. This transaction was completed in July 2003, resulting in a loss recovery of $916,654.

Supplemental Information

BOSC, Inc.

Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1

Year ended December 31, 2003

Total stockholder's equity from statement of financial condition	$11,410,385
Deduct ownership equity not allowable for net capital	–
Total ownership equity qualified for net capital	11,410,385
Deductions and/or charges:	
Nonallowable assets from statement of financial condition:	
Prepaid expenses	343,139
Notes receivable	1,177,516
Unsecured commissions receivable – broker/dealer	154,937
Fixed assets	746,582
Income taxes receivable from affiliate	19,097
Deferred tax asset	672,307
	3,113,578
Haircuts on securities	436,443
Net capital	$ 7,860,364
Computation of basic net capital requirement	
Minimum net capital required (1/15 of aggregate indebtedness)	$ 716,364
Minimum dollar net capital requirement	$ 250,000
Net capital requirement	$ 716,364
Excess net capital	$ 7,144,000
Computation of aggregate indebtedness	
Total aggregate indebtedness	$10,745,454
Deduct adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii)	–
Total aggregate indebtedness	$10,745,454
Percentage of aggregate indebtedness to net capital	137%

0308-0458911

BOSC, Inc.

Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1 (continued)

Year ended December 31, 2003

Reconciliation with Company's computation	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 7,278,267
Post-closing adjustments	582,097
Net capital per above	$ 7,860,364
Total aggregate indebtedness liabilities, as reported in Company's Part II (unaudited) FOCUS report	$11,401,303
Post-closing audit adjustments	(655,849)
Total aggregate indebtedness per above	$10,745,454

BOSC, Inc.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Year ended December 31, 2003

Credit balances:	
Free credit balances and other credit balances in customers' security accounts	$ –
Monies borrowed collateralized by securities carried for the accounts of customers	1,164,323
Monies payable against customers' securities loaned	–
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)	3,040,208
Credit balances in firm accounts that are attributable to principal sales to customers	–
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days	–
Market value of short security count differences over thirty calendar days old	–
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over thirty calendar days	–
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer	–
Total credit items	$ 4,204,531
Debit balances:	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	$ 4,180,904
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	–
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)	–
Gross debits	–
Less three percent charge	–
Total debit items	$ 4,180,904

0308-0458911

BOSC, Inc.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (continued)

Year ended December 31, 2003

Reserve computation –	
105% of excess of total credits over total debits	$ 24,808
Amount on deposit	$ 425,010

There are no material differences, between the Company's computation included in this report and the corresponding schedule included in the Company's unaudited December 31, 2003, Part II FOCUS report.

Note: BOSC does not maintain custody of customer funds and securities. While it is a fully clearing broker/dealer, it uses two clearing firms for custody of customer funds and securities.

BOSC, Inc.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Year ended December 31, 2003

1.	Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3)	$ –
A.	Number of items	–
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	$ –
A.	Number of items	–

There are no material differences, between the Company's computation included in this report and the corresponding schedule included in the Company's unaudited December 31, 2003, Part II FOCUS report

Note: BOSC does not maintain custody of customer funds and securities. While it is a fully clearing broker/dealer, it uses two clearing firms for custody of customer funds and securities.

BOSC, Inc.

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

Year ended December 31, 2003

Segregation requirements	
Net ledger balance:	$ –
Cash	–
Securities (at market)	–
Net unrealized profit (loss) in open futures contracts	–
Exchange traded options:	–
Add: market value of open option contracts purchased on a contract market	–
Deduct: market value of open option contracts granted (sold) on a contract market	–
Net equity (deficit)	–
Add: accounts liquidating to a deficit and accounts with debit balances with no open trades	–
Amount required to be segregated	–
Funds on deposit in segregation	–
Deposited in segregated funds bank accounts:	–
Cash	–
Securities representing investments of customers' funds (at market)	–
Securities held for customers in lieu of cash margins (at market)	–
Margins on deposit with clearing organizations of contracts markets:	–
Cash	–
Securities representing investments of customers' funds (at market)	–
Settlement due from (to) contract market clearing organization	–
Exchange traded options:	–
Add: unrealized receivables for option contracts Purchased on contract markets	–
Deduct: unrealized obligations for option contracts granted (sold) on contract markets	–
Net equities with other FCMS	–
Total amount in segregation	–
Excess funds (insufficiency) in segregation	$ –

BOSC, Inc.

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts (continued)

Year ended December 31, 2003

There are no material differences, between the Company's computation included in this report and the corresponding schedule included in the Company's unaudited December 31, 2003, Part II FOCUS report

Note: BOSC does not maintain custody of customer funds and securities. While it is a fully clearing broker/dealer, it uses two clearing firms for custody of customer funds and securities.

Supplementary Report

0308-0458911

ERNST & YOUNG

Ernst & Young LLP
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Supplementary Report of Independent Auditors on Internal Controls

Board of Directors
BOSC, Inc.

In planning and performing our audit of the financial statements of BOSC, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession of control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 20, 2004